SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                SCHEDULE 13E-3/A
                                  RULE 13E-100
                    TRANSACTION STATEMENT UNDER SECTION 13(E)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                             ----------------------
                                (AMENDMENT NO. 1)

                                 ANTENNA TV S.A.
                              (NAME OF THE ISSUER)

                                 ANTENNA TV S.A.
                      (NAME OF PERSON(S) FILING STATEMENT)

          ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN
         DEPOSITARY SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                              CUSIP NO. 03672N 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. NIKOLAOS ANGELOPOULOS
                             CHIEF FINANCIAL OFFICER
                                 ANTENNA TV S.A.
             KIFISSIAS AVENUE 10-12, 15 125 MAROUSSI, ATHENS, GREECE
                           TELEPHONE: +30 210 688 6500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


This statement is filed in connection with (check the appropriate box):
a [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c)under the Securities Exchange Act of 1934.
b. [_]  The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
        TRANSACTION VALUATION*                AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
              $9,366,226                           $1,873.25
-------------------------------------------------------------------------------


--------------

* Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash. The amount of the filing fee, calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:       $1,873.25            FILING PARTY:    HOLNEST INVESTMENTS LIMITED
                                                                    GLOBECAST HOLDINGS LIMITED
                                                                    ALTAVISTA GLOBAL HOLDINGS LIMITED
                                                                    PRAXIS GLOBAL INVESTMENTS LIMITED
                                                                    MINOS KYRIAKOU
                                                                    THEODORE KYRIAKOU
                                                                    XENOPHON KYRIAKOU
                                                                    ATHINA KYRIAKOU

FORM OR REGISTRATION NO.:     SCHEDULE TO/13E-3    DATE FILED:      NOVEMBER 25, 2002

                                  INTRODUCTION

                  This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "SEC") on December 17, 2002 (as amended and supplemented, the "Schedule 13E-3") and relates to the offer by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"), as set forth in the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, dated November 25, 2002 (as amended and supplemented on December 17, 2002 and December 20, 2002, the "Schedule TO"), to purchase (i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors or their affiliates and
(ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors or their affiliates (each ADS representing one half of one Ordinary Share), of Antenna TV S.A. ("Antenna" or the "Company"), a Greek societe anonyme, at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest, upon the terms and subject to the conditions of the Offerors' Offer to Purchase dated November 25, 2002 and amended on December 17, 2002 and December 20, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A) (as amended as set forth in Amendment No. 2 to the Schedule TO filed with the SEC on December 20, 2002 (attached hereto as Exhibit (a)(1)(G)), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer").

                  In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 25, 2002 (as amended and supplemented on December 17, 2002 and December 20, 2002, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3. The information contained in the Offer to Purchase is expressly incorporated by reference in response to the items of this Schedule 13E-3.

ITEMS 1 THROUGH 15.

                  Items 1 through 15 are hereby amended and supplemented to include the information contained in Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Antenna, filed with the SEC on December 20, 2002, and Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO of the Offerors filed with the SEC on December 20, 2002, which are each incorporated by reference into this Schedule 13E-3.

                  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings ascribed to them in the Offer to Purchase.



ITEM 16. EXHIBITS

                  Item 16 is hereby amended and supplemented to include the following additional exhibits:

(a)(1)(F) Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Antenna, filed with the SEC on December 20, 2002 incorporated by reference into this Schedule 13E-3.
(a)(1)(G) Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO of the Offerors, filed with the SEC on December 20, 2002 incorporated by reference into this Schedule 13E-3.

                                   SIGNATURES

                  After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           ANTENNA TV S.A.


                                           By: /s/ Nikolaos Angelopoulos
                                               ---------------------------------
                                               Name:  Nikolaos Angelopoulos
                                               Title: Chief Financial Officer



Dated:   December 20, 2002

                                  EXHIBIT INDEX

(a)(1)(F) Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Antenna, filed with the SEC on December 20, 2002 incorporated by reference into this Schedule 13E-3.
(a)(1)(G) Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO of the Offerors, filed with the SEC on December 20, 2002 incorporated by reference into this Schedule 13E-3.





                                       5